Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended May 31,
	2009	2008	2007
	($ in thousands)
Net income	$26,022	$25,399	$3,854
Plus fixed charges:
Interest expense	1,692	296	272
Debt cost amortization	470	—	—
Portion of rents representative of the interest factor	3,295	2,990	3,379

Total fixed charges (1)	$5,457	$3,286	$3,651
Adjusted earnings (2)	$31,479	$28,685	$7,505
Ratio (2 divided by 1)	5.8	8.7	2.1

Fixed charges deficiency	$—	$—	$—